Exhibit 4.14

Restricted Shares Plan 2026-2030 Regulation

Approved by the Board of Directors on

December, 18th 2025

Contents

1.	Introduction	3
2.	Definitions	3
3.	Purpose of the Restricted Shares Plan	7
4.	Content of the Regulation	7
5.	Plan description	7
6.	Identification of Participants	8
7.	Settlement of the Right to receive Shares	10
8.	Presence Condition Requirement	10
9.	Disposal and availability of the Shares	13
10.	Nature and characteristics of the Shares – Unique Nature of the Grant	13
11.	Costs, expenses and delivery of the Shares	14
12.	Management of the Plan	14
13.	Provisions REGARDING DEATH and DISABILITY	15
14.	Framework governing certain specific situations	17
15.	Claw back provision	19
16.	Miscellaneous	20
17.	Tax treatment	22
18.	Applicable law and court jurisdiction	23
19.	Confidentiality	24
20.	Notifications	24

1. Introduction

This Regulation defines the framework of the Restricted Shares Plan as approved by the Board of Directors on December, 18th 2025, as a part of the Long Term Incentive Plan for the five-year period from 2026 to 2030. The Restricted Shares Plan is intended to apply to certain identified employees of Stevanato Group (the “Participants” as defined hereafter).

The Restricted Shares Plan establishes, for the benefit of the Participants, a conditional, free and non-transferable right by inter vivos transaction to receive, to the extent established by the terms and conditions of this Regulation, free Shares in the event, inter alia, the specific Presence Condition set out in Article 8 of this Regulation is satisfied by each Participant.

Under the Restricted Shares Plan, Participants would receive a grant of Shares that would vest annually in equal (i.e., one third (1/3)) amounts over a three-year period in the event that the Presence Condition was satisfied by such Participant.

The characteristics of the Plan are the same for all the Participants.

2. Definitions

For purposes of this Regulation, and in addition to the other definitions herein contained: (i) the capitalized terms and expressions listed below have the meaning ascribed to each of them; (ii) the terms and expressions defined in the plural are also considered defined in the singular, and vice-versa.

• Actual Number of Shares: means, for each year included in a Plan Cycle, the Shares that will actually be vested for each Participant based on this Regulation.

• Board of Directors: means the board of directors of the Company.

• CEO: means the Company’s Chief Executive Officer.

• Change of Control: means all applicable cases identified in Article 14 of this Regulation.

• Company: means the listed company Stevanato Group S.p.A. (and / or its Subsidiaries or joint ventures, as the case may be).

• Compensation Committee: means the Company’s body composed of some Board of Directors’ members, which is responsible for, among other things, oversight of the Restricted Shares Plan and other compensation and remuneration elements of employees at Stevanato Group.

• Covered Period: means the covered period as defined in Article 15 of this Regulation.

• Grant: means, for each Plan Cycle, the Target Number of Shares to which each Participant is entitled pursuant to this Regulation and the Grant Letter.

• Grant of Rights Date: means, for each Plan Cycle, the date of the resolution of the Board of Directors or Compensation Committee concerning the identification of Participants and the definition of the Target Number of Shares, to be communicated to Participants with the Grant Letter.

• Grant Letter: means, for each Plan Cycle, the letter that the Company will send to each Participant providing that the Company has granted him or her the Right to Receive Shares, including the Target Number of Shares, subject to fulfillment and achievement of the necessary conditions as set forth herein.

• Participants: means, for each Plan Cycle, Beneficiaries who will receive the offer to participate in the Restricted Shares Plan to be identified among employees of the Company as contemplated herein.

• Plan Cycle: the Restricted Shares Plan is divided into three cycles, including: January 2026 - December 2028 (the "2026-2028 Plan Cycle"); January 2027 - December 2029 (the "2027-2029 Plan Cycle"); January 2028 - December 2030 (the "2028-2030 Plan Cycle").

• Presence Condition: means the condition relating to the existence of a Relationship, as set forth under Article 8 of this Regulation, specifically for each year of the Plan Cycle, that the Participant remains employed with the Company through December 31 of the year of the completion of the applicable year of the Plan Cycle.

• Relationship: means the employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group. Neither the granting of the Shares nor any term or provision of this Regulation will constitute or be evidence of any understanding, express or implied, on the part of the Company to guarantee the Participant’s continued employment with the Company.

• Regulation: means this Regulation, concerning the definition of criteria, methods and terms for implementing the Restricted Shares Plan.

• Restricted Shares Plan: the incentive Restricted Shares Plan intended for the Participants, governed by this Regulation and the Grant Letter.

• Resulting Entity: means the resulting entity as defined in Article 14.

• Right to Receive Shares: means, for each Plan Cycle, the conditional, free and non-transferable right by inter vivos transaction to receive free Shares under the terms and conditions of this Regulation.

• Shares: means the ordinary shares of the Company (Stevanato Group S.p.A.). The Shares are subject to forfeiture until they are vested.

• Stevanato Group: means Stevanato Group S.p.A. (or its Subsidiaries or joint ventures, as the case may be).

• Subsidiaries: without distinction, each of the companies from time to time directly or indirectly controlled, pursuant to art. 2359 of the Italian Civil Code, by the Company, with which one or more Participants has an existing Relationship.

• Target Number of Shares: means, for each Plan Cycle, the maximum number of Shares to which the Participant may be entitled.

• Vesting: means, for each year included in a Plan Cycle, the actual vesting of the Shares to each Participant based on this Regulation.

• Vesting Date: means, for each year included in a Plan Cycle, the dates on which the Actual Number of Shares are delivered to the Participant.

• Vesting Letter: means, for each year included in a Plan Cycle, the letter that the Company will provide to each Participant to communicate to him or her the Actual Number of Shares to be vested.

• Voting Stock: means voting stock as defined in Article 14 of this Regulation.

3. Purpose of the Restricted Shares Plan

Given the market practice in terms of equity incentives, the Participants’ positioning in terms of long-term remuneration and the importance for the Company to conduct its talent management strategy with a long-term perspective, the Company has decided to implement this Restricted Shares Plan, which is aimed at:

• linking the remuneration of the Participants to shareholders’ long-term value creation;

• fostering the loyalty of the Participants, encouraging their retention, thus supporting the continuity and sustainability of Group’s success in the medium-long term;

• aligning recipients’ and shareholders’ interest, enabling engagement behaviors towards Company’s goals.

4. Content of the Regulation

This Regulation establishes the terms and conditions, and principles and rules governing the functioning of the Restricted Shares Plan.

The provisions of this Regulation are interrelated and inseparable. The characteristics of the Restricted Shares Plan are the same for all Participants.

The Restricted Shares Plan Regulation is approved by the Board of Directors for the Plan Cycles, unless the Board of Directors decides to approve a new Regulation.

5. Plan Description

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the each Plan Cycle, 50% of the same Participant’s grant target pay opportunity, while Performance Shares (regulated separately) represent

50% of the Participant’s grant target pay opportunity, unless a different mix of Performance and Restricted Shares is communicated to Participants by the Company.

The Restricted Shares Plan establishes a free and non-transferable Right to Receive Shares under the terms and conditions defined in this Regulation.

In particular, any Vesting of Shares will be conditional on the achievement of certain conditions as set forth in Article 8 hereof.

The grant of the Right to Receive Shares is free. The Participants will therefore not be held to pay any consideration to the Company for the Grant.

6. Identification of Participants

The Board of Directors, based upon the proposal formulated by the Compensation Committee for the specific positions identified under the scope of the Committee and by the Chief Executive Officer of the Company for the other Beneficiaries, identifies the Participants for each Plan Cycle, approves the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares to which the Participant may be entitled and grants to each such Participant the Right to Receive Shares, provided always that the maximum number of Shares available is not exceeded.

The Board of Directors may delegate the identification of the Participants for each Plan Cycle and/or the approval of the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares to which each Participant may be entitled and/or the granting to each such Participant of the Right to Receive Shares to the Compensation Committee for the specific positions identified under the scope of the Committee and to the CEO for all other positions.

In order to be identified as Participants, Beneficiaries must have a Relationship from January of the first year of each Plan Cycle, unless otherwise determined on a case-by-case basis by the Board of Directors, or the Compensation Committee, or the Chief Executive Officer as described below. In case of promotions or hiring after January 1st of each Plan Cycle, the Chief Executive Officer, within the rules defined in the Regulation provided always that the maximum number of Shares available is not exceeded, has the right to decide, should it be deemed appropriate, to make a Promotion Grant or Hiring Grant, upon notification to the Compensation Committee.

The identification of the Participants and the determination of the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares are indisputable decisions of the Compensation Committee, made in the continuing interests of the Company and taking into account, among other things, the relative roles of the Participants within the Group, the importance of the Participant’s contribution to the performance of the Company, his/her potential growth within the Company and any other factors considered useful or relevant in achieving the goals of creating value for the Company and its stakeholders.

The determination of the Participant’s grant target pay opportunity necessary to calculate the Target Number of Shares for each Participant may also consider his / her respective annual gross remuneration established by contract or other documents that governs the Relationship.

Should a Participant change his/her position within the Company, the Compensation Committee may assess the need for any adjustment to the number of Shares granted to the Participant.

For the purposes and effects of the Plan, the Target number of Shares granted may differ between Participants; therefore, each Participant acknowledges the unquestionability of the respective Grant.

7. Granting of the Right to Receive Shares

The Company, for each Plan Cycle, will provide each Participant a Grant Letter that will indicate, among other things, the granting of the Right to Receive Shares and the corresponding Target Number of Shares to which the Participant may be entitled and contains an attachment with, or a cross-reference to, the Regulation.

The Target Number of Shares, calculated for each Participant in accordance with this Regulation, represents the maximum number of Shares that the Participant may be entitled to receive, after the verification of the conditions set forth in Article 8 below, for each Plan Cycle. The total Target Number of Shares for each Plan Cycle will vest in annual, equal increments over a three-year period. Specifically, for each year included in a Plan Cycle, each Participant may be entitled to receive, after the verification of the conditions set forth herein, one third (1/3) of the Target Number of Shares contained in the Grant Letter.

The Grant Letter, duly signed and initialed by each Participant as a sign of the full and unconditional acceptance of the Restricted Shares Plan, should be sent to the Company, on pain of forfeiture of the Right to Receive Shares, within 30 (thirty) days of the date of receipt of the Grant Letter by each Participant. The Company will acknowledge receipt of the timely acceptance of the Grant by the Participant.

In the absence of such timely acceptance on the part of the Participant, the Grant Letter will cease to have effect and the Participant will no longer be entitled to acquire or be eligible for any Right to Receive Shares, unless otherwise determined by the Company.

8. Presence Condition Requirement

The Right to Receive Shares for a Participant who has received a Grant Letter shall not vest unless, following each year included in a Plan Cycle, the Presence Condition is satisfied for that Participant (i.e., that such Participant remained an employee of the Company through December 31 of the year of the completion of such Plan Cycle year).

Following the completion of each year of the Plan Cycle, the Compensation Committee will meet in order to approve the Actual Number of Shares that will be vested for the Participants entitled to receive them for that year of the Plan Cycle. The date on which the Compensation Committee meets is called Determination Date.

In particular, the Compensation Committee on the Determination Date related to a year of the Plan Cycle just ended will approve for that year:

a. the list of Participants for whom the Right to Receive Shares has vested and the Presence Condition is also satisfied (“List A”). Participants included in List A will be entitled to receive an Actual Number of Shares equal to one third (1/3) of the Target Number of Shares contained in the Grant Letter;

b. the list of Participants who, independently from the fact that the Right to Receive Shares has vested or not, terminated the Relationship for death or total disability in the period from 1st January of the year and December 31 of the year of the applicable Plan Cycle year (“List B”). In this case, the Participants (or his/her heirs) included in

List B will be entitled to receive an Actual Number of Shares for such Plan Cycle year equal to one third (1/3) of the Target Number of Shares contained in the Grant Letter, and shall also retain the right to receive the unvested portions of the Target Number of Shares contained in the Grant Letter for such Plan Cycle;

The Vesting Letters will be notified to the Participants entitled to receive the Actual Number of Shares. The Vesting Letters will indicate, inter alia, the target date in which the Shares will be delivered to the Participants entitled to receive the Actual Number of Shares.

Except as explicitly included above, in any event of termination of the Relationship during a year of the Plan Cycle, the Participant will definitively and entirely lose and forfeit any right and interest in and to any and all of the Target Number of Shares attributed to him/her with the Grant Letter which the Participant may be entitled to receive in the Plan Cycle which are not vested in accordance with this Regulation.

It is understood that in any case the total number of Shares ultimately vested in and to each Participant, for each Plan Cycle, cannot exceed his / her Target Number of Shares.

The Right to Receive Shares will be assigned personally to each Participant and cannot be transferred by inter vivos transaction nor be subject to restrictions or be subject to any other act of disposition for any reason.

No right or benefit under this Regulation will be subject to transfer, acceleration, alienation, sale, assignment, pledge, encumbrance or charge, whether voluntary, involuntary, by operation of law or otherwise, unless specifically agreed to by the Compensation Committee, and any attempt to transfer, accelerate, alienate, sell, assign, pledge, encumber or charge the same will be void. No right or benefit hereunder will in any manner be liable for or subject to any debts, contracts, liabilities or torts of the person entitled to such benefits.

9. Disposal and Availability of the Shares

The Company will provide the actual number of Shares to Participants determined based on the provisions of this Regulation, including subject to the satisfaction of the relevant Presence Condition described in Article 8 of this Regulation.

10. Nature and Characteristics of the Shares – Unique Nature of the Grant

The Shares that will be granted, for each Plan Cycle, in accordance with the Restricted Shares Plan will have the same characteristics, rights and obligations that the outstanding ordinary shares on any established stock exchange or any established market in the US have on the day the Shares are issued.

As long as the Company’s Shares are listed in the New York Stock Exchange, the Target Number of Shares, for each Plan Cycle, will be determined for each Participant using the average closing price of the Company’s ordinary shares as reported by the New York Stock Exchange during the 30-days before the Grant of Rights Date and the closing Exchange Rate EUR-USD of the same period.

The granting to the Participants of the Right to Receive Shares and, more generally, every benefit recognized by the Restricted Shares Plan, have a unique nature and therefore:

i. will not entitle the Participants to any further benefits, under the Restricted Shares Plan or otherwise;

ii. will not entitle the Participants to participate in any other additional incentive scheme, regardless of how such scheme was established, or in any reward scheme of any kind, or any of the following Plan Cycles of the Restricted Share Plan.

11. Costs, Expenses and Delivery of the Shares

The Board of Directors may be assisted by a financial intermediary for the management of the Restricted Shares Plan, and who will operate on the basis of a specific mandate granted by the Company and who must comply with the provisions of this Regulation.

In case the Company is under the obligation to act as a withholding agent or to withhold tax and/or social charges on behalf of the Participant, the Company will proceed as described in Article 17 of this Regulation.

The Company will provide the Participants, sufficiently in advance, with detailed information on the tax, fiscal and administrative obligations connected to the delivery of the Shares.

12. Management of the Plan

The Board of Directors is responsible for the management of the Restricted Shares Plan, subject to its delegation to the Compensation Committee and Chief Executive Officer as contemplated hereunder.

Only the Board of Directors may make any changes to this Regulation, which it sees fit or believes to be useful or necessary to better target the objective and focus of the Restricted Shares Plan.

Without prejudice to Articles 14 and 15, any change and additions will be made for the better pursuit of the aims of the Restricted Shares Plan, having regard for the interests of the Company and the Participants.

The operational management and implementation of the Plan will be entrusted to the Human Resources Department of the Company.

13. Provisions Regarding Death and Disability

Since the Right to Receive Shares is naturally and functionally linked to the continuous employment of the Participants, in the event of termination of the Relationship between the Participants and the Company before the Presence Condition is fulfilled, the provisions referred to in this Article will be applied in a more favorable sense for the Participants, unless otherwise determined by the Chief Executive Officer.

In the event there is a termination of the Relationship for a Participant during a year of a Plan Cycle as a result of:

• Death or total disability of the Participant. In this case, the Participant (or his/her heirs) will be entitled to receive an Actual Number of Shares for such Plan Cycle year equal to one third (1/3) of the Target Number of Shares contained in the Grant Letter, and shall also retain the right to receive the unvested portions of the Target Number of Shares contained in the Grant Letter for such Plan Cycle;

With respect to any and all cases not specifically listed above regarding termination during a Plan Cycle year, Participant shall forfeit any and all Right to Receive Shares for such Plan Cycle year and shall not be entitled to receive any Shares in connection with such Plan Cycle year, unless otherwise determined by the Compensation Committee,

“Total disability” means, as determined in good faith by the Company, the permanent inability of the Participant, as a result of an accident or sickness, to perform such Participant’s occupation or employment for which the Participant is suited by reason of the Participant’s previous training, education and experience and which results in the termination of the Participant’s Relationship.

It is understood that in case of transfer of the Relationship to another Group Company and / or in case of termination of the Relationship and contextual establishment of a new Relationship within the Group the Participant will maintain, mutatis mutandis, all rights attributed to him / her by the Regulation.

14. Framework Governing Certain Specific Situations

Extraordinary transaction

In case of events not specifically governed by this Regulation, such as:

i. extraordinary transactions involving the Company’s share capital, including but not limited to the following: share capital reductions by writing off losses by cancelling Shares, share capital increases by the Company, free or against payment, offered as options to the shareholders or without option rights, possibly also through contributions in kind, conversions, reverse stock splits or stock splits that may affect the Shares and / or transactions for the purchase or sale of equity investments, companies or business segments or,

ii. mergers or spin-offs, purchases or sales of equity investments, companies or company branches or,

iii. amendments to legislation or regulations or other events that may affect the Right to Receive Shares, Shares of the Company, the Company or the Restricted Shares Plan,

the Board of Directors may make all the amendments and additions to Restricted Shares Plan and / or this Regulation considered necessary or appropriate to keep the substantial and economic contents of the Restricted Shares Plan unchanged, within the limits allowed by the applicable legislation in force at the time. This Regulation may be amended by the Board of Directors at any time, provided that, except for adjustments or amendments permitted or required by this Regulation, no such amendment, without the written consent of the Participant, will materially adversely affect the rights of the Participant granted hereunder.

Changes to Corporate Structure

If during the Plan Cycle a Change of Control should occur, the Board of Directors, at its sole discretion, will have the right to approve the accelerated vesting of grants for or forward the Participants in advance with the entire amount of unvested Shares granted with the Right to Receive Shares, or part of it, and to provide for the early termination of the Restricted Shares Plan with or without consideration.

The accelerated vesting or forwarding of Shares may be approved independently of the actual satisfaction of the Presence Condition.

“Change of Control” means the occurrence of one of the following events:

I. the acquisition by any person of ownership (i.e., beneficial ownership as defined in Rule 13d-3 promulgated under the Exchange Act, or otherwise), directly or indirectly, of more than 50% of the combined voting power of the then outstanding capital stock of the Company that by its terms may be voted on all matters submitted to shareholders of the Company generally (“Voting Stock”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from the Company); (ii) any acquisition by the Company; (iii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company; or (iv) any acquisition by any entity pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i) and (ii) of subsection (II) below shall be satisfied; and provided further that, for purposes of clause (ii) above, if (A) any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company) shall become the owner of more than 50% of the Voting Stock by reason of an acquisition of Voting Stock by the Company, and (B) such Person shall, after such acquisition by the Company, become the owner of any additional Shares of the Voting Stock and such ownership is publicly announced, then such additional ownership shall constitute a Change of Control; or

II. the consummation of a reorganization, merger or consolidation of the Company, or the sale, lease, exchange or other transfer of all or at least 50% of the total gross fair market value of all of the assets of the Company (with the total gross fair market value of the total assets of the Company and the assets of the Company being sold, leased, exchanged, or transferred each determined without regard to any liabilities associated with such assets), excluding, however, any such reorganization, merger, consolidation, sale, lease, exchange or other transfer with respect to which, immediately after consummation of such transaction: (i) all or substantially all of the owners of the Voting Stock of the Company outstanding immediately prior to such transaction continue to own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the entity resulting from such transaction), more than 50% of the combined voting power of the voting securities of the entity resulting from such transaction (including, without limitation, the Company or an entity which as a result of such transaction owns the Company or all or at least 50% of the total gross fair market value of all of the assets of the Company (as described in herein), directly or indirectly) (the “Resulting Entity”) outstanding immediately after such transaction, in substantially the same proportions relative to each other as their ownership immediately prior to such transaction; and (ii) no Person (other than any Person that owned, immediately prior to such reorganization, merger, consolidation, sale or other disposition, directly or indirectly, Voting Stock representing more than 50% of the combined voting power of the Company’s then outstanding Voting Stock) owns, directly or indirectly, more than 50% of the combined voting power of the then outstanding capital stock of the Resulting Entity; or

III. upon the approval of a plan of complete delisting, liquidation or dissolution of the Company.

15. Claw Back Provision

The Shares vested hereunder are subject to the claw back provision, in compliance with the principles outlined in this Regulation.

Therefore, in order to reflect the performance levels and risks actually assumed, as well as to take into account individual behavior, the Company defines the application of ex post correction mechanisms (claw back), developed in line with the provisions of national reference collective agreements, where applicable, or any individual contracts / mandates.

The Board of Directors may, in its sole discretion and without prejudice to the reimbursement of the amount already paid by the Participant when selling Shares to use the proceeds to cover tax liabilities, determine that circumstances existed during the three years following the Vesting Date of Shares (the "Covered Period") that, if known at the time of the payment or delivery in respect of any Shares under this Regulation, would have constituted grounds for application of this claw back clause.

The Board of Directors may also, in its sole discretion, determine that during the Covered Period the Participant engaged in conduct that is in bad faith or that the Participant failed to perform his / her job duties diligently and professionally, which in either case has been materially injurious to the Company (financially, in terms of reputation or otherwise).

In particular, if in the Covered Period it should be proven that during a Plan Cycle the Participant adopted a behavior contrary to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company), the Participant will be required to return to the Company the same amount of Shares received in relation to the Plan Cycle after reduction for applicable withholding taxes, if any.

16. Miscellaneous

a. Headings. The headings in this Regulation are inserted for convenience only and will have no significance in the interpretation of this Regulation.

b. Repatriation. If the Participant is resident or employed outside of Italy, the Participant agrees, as a condition of the grant of the Shares, to repatriate all payments attributable to the Shares (including, but not limited to, any proceeds derived from the sale of the Shares acquired pursuant to the Vesting of Shares) if required by and in accordance with local foreign exchange rules and regulations in the Participant’s country of residence (and country of employment, if different). In addition, the Participant also agrees to take any and all actions, and consents to any and all actions taken by the Company, as may be required to allow the Company to comply with local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different). Finally, the Participant agrees to take any and all actions as may be required to comply with the Participant’s personal legal and tax obligations under local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different).

c. Cash grant. in case some Participants reside in countries that do not allow to grant incentive scheme in the form of shares, the plan will consist, mutatis mutandis, in the grant of the right to receive a cash incentive on the basis of the mechanisms established in the Regulation.

d. No right to future grants. The Grant is voluntary and does not create any contractual or other right to receive future grants of Shares, or benefits in lieu of Shares, even if Shares have been granted repeatedly in the past. All decisions with respect to future grants, if any, will be at the sole discretion of the Compensation Committee for the specific positions identified under the scope of the Committee and the Chief Executive Officer the other Beneficiaries. The continued right to receive future grants of Shares shall be subject, among other things, to the continued positive evaluation of such Participant by Company management, which shall be determined in its sole discretion. The Shares are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Shares is unknown and cannot be predicted with certainty. The Company will not be liable for any foreign exchange rate fluctuation, where applicable, between the Participant’s local currency and either USD or EUR that may affect the value of the Shares or any amounts due to the Participant pursuant to the settlement or the subsequent sale of Shares acquired upon settlement. No claim or entitlement to compensation or damages arises from forfeiture or termination of the Shares or diminution in value of the underlying Shares. The Participant’s participation in the Restricted Shares Plan is voluntary. Any amendment, modification, or termination of the Restricted Shares Plan will not constitute a change or impairment of the terms and conditions of the Participant’s employment with the Company.

e. Data privacy. The Participant acknowledges that certain personal data provided by the Participant is collected, held, processed by and exchanged by the Company to its Subsidiaries and / or joint ventures (and vice versa) for purposes of execution and operation of the Restricted Shares Plan and in order to comply with legal obligations to which the Company and / or any of these entities may be subject. The personal data may also be shared with third party service providers rending services (in the role as data processors, co-controllers or autonomous data controllers, as the case may be) to any of the Company and / or its Subsidiaries and / or joint ventures for purposes of the operation of the Plan or compliance with applicable laws. For more information, the Participant may contact the Participant’s local Human Resources representative.

f. Severability. The invalidity or unenforceability of any provision of the Restricted Shares Plan / this Regulation will not affect the validity or enforceability of any other provision of the Restricted Shares Plan / this Regulation, and if any provision of this Regulation is held to be invalid or unenforceable in any respect under any applicable law or rule in any jurisdiction, this Regulation will be reformed, construed and enforced in such jurisdiction as if such invalid or unenforceable provision had never been contained herein.

g. English language. The Participant acknowledges and agrees that it is the Participant’s express intent that this Regulation, the Restricted Shares Plan and all other documents, notices and legal proceedings entered into, given or instituted pursuant to the Restricted Shares Plan be drawn up in English. If the Participant receives this Regulation, the Restricted Shares Plan or any other documents related to the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control and prevail.

h. Acceptance. The Participant hereby acknowledges receipt of a copy of this Regulation. The Participant has read and understands the terms and provisions thereof, and accepts the Shares subject to all of the terms and conditions of this Regulation. The Participant acknowledges that there may be tax consequences upon the vesting or settlement or disposition of the Shares and that the Participant has been advised to consult a tax advisor prior to such vesting, settlement or disposition.

17. Tax Treatment

The tax and social security charges resulting from the execution of the Restricted Shares Plan are borne by the Participants and by the Company in compliance with their respective obligations based on pro tempore existing legislation.

Each Participant, throughout the life of the Restricted Shares Plan, is personally responsible for obtaining information relating to the tax and social security resulting from the execution of the Plan and should obtain and rely upon his or her own independent financial and tax advice.

Each Participant is liable for the payment of any social charges, income tax and any other taxes and/or charges he or she owes. He or she is entirely responsible for the consequences that could result from (i) the failure to file a declaration for which he or she is fully responsible, or (ii) filing an incomplete declaration with the tax authorities in the country in which he or she is a resident for tax purposes, or in any other country in which he or she may have tax obligations (especially in the case of mobility or resulting from the Participant’s citizenship).

If as a result of the delivery of Shares or ensuing vesting or sale of Shares, the Company is required to act as withholding agent and pay or withhold taxes, social charges, or any other type of dues on behalf of or in lieu of the Participant, the Company will promptly notify the Participant, giving him/her the possibility to refund the Company the amounts paid for this purpose by the Company, either directly or through the sale of the required number of Shares simultaneously with their delivery to the Participant in order to use the proceeds to reimburse the Company ("sell to cover"), to the extent that such sell to cover complies with applicable laws and Company regulations, including without limitation any insider trading laws or regulations; if the Participant fails to respond to said communication within the timeframe contained in the same, the Company reserves the right to carry out a sale of a sufficient number of Shares to be delivered to the Participant to cover the sums paid by the Company on behalf of or in lieu of the Participant with the proceeds derived from this sale to be paid directly to the Company.

If the Participant is subject to taxation in more than one jurisdiction, the Participant acknowledges that the Company may be required to withhold or account for tax-related items deriving from more than one jurisdiction. All other tax-related items related to the Shares delivered in payment thereof are the Participant’s sole responsibility.

18. Applicable Law and Court Jurisdiction

The Restricted Shares Plan and this Regulation are governed by and should be interpreted in accordance with Italian law.

Any dispute relating to the Restricted Shares Plan and this Regulation or any other documents inherently connected to the Restricted Shares Plan, including those relating to their validity, interpretation, execution and resolution will be resolved in first instants by the courts in Padua, Italy.

19. Confidentiality

The Participants agree not to divulge to third parties the contents of the Restricted Shares Plan, the Regulation and the related attachments or any information regarding the acts and the documents herein envisaged or executed in connection therewith and to keep confidential any and all information relation to the Restricted Shares Plan and the aforementioned documents, except news or information relating to the Restricted Shares Plan, the Regulation and the related attachments or the acts and the documents herein envisaged or executed in connection therewith, except insofar as disclosure of the Plan or any information related thereto is required under the applicable laws.

20. Notifications

Any notification requested or granted pursuant to the provisions of the Regulation must be made in writing and will be considered valid and effective if given to the other party by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof), provided that it is addressed as follows:

• if to the Company, to:

o Stevanato Group S.p.A.
Via Molinella, 17
35017 Piombino Dese, Padua
Attention to: Personnel Administration.

o If by e-mail: human.resources.sg@stevanatogroup.com

• if to the Participant, to the address indicated in the Grant Letter,

or at the different address or e-mail that the Company or the Participants may mutually communicate after the Grant of Rights Date in accordance with the provisions of this same Article 20.

It is understood that at the aforementioned addresses, or at the different addresses that may be communicated in the future, the Company and the Participants also elect their domicile for any purpose relating to this Regulation, including that of any judicial notifications.

In order to make more efficient the process of sending and confirming receipt of notifications and the methods of acceptance by the Participants and acknowledgement by the Company provided for in this Regulation, the Company may entrust with special mandates specialized suppliers that make available specific IT portals to which Participants will have access through specific registration. Such suppliers must comply with the provisions of this Regulation. Notifications of the Documents, confirmations of receipt and acknowledgments made by the Company and by the Participants and acceptances by Participants made electronically through these portals will be considered validly made for the purposes of this Regulation.